Filed by Olin Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Olin Corporation
Commission File No.:  1-01070

The following presentation was shared by Olin with certain investors beginning on April 9, 2015:

SunTrust Client VisitsApril 9, 2015

Forward-Looking Statements   This communication includes forward-looking statements. These statements relate to analyses and other information that are based on management’s beliefs, certain assumptions made by management, forecasts of future results, and current expectations, estimates and projections about the markets and economy in which Olin Corporation (“Olin”) and The Dow Chemical Company’s (“TDCC”) chlorine products business operate. These statements may include statements regarding the proposed combination of TDCC’s chlorine products business with Olin in a “Reverse Morris Trust” transaction, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Olin’s and TDCC’s chlorine products businesses’ future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies and competition. The statements contained in this communication that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “plan,” “estimate,” “will,” and variations of such words and similar expressions in this communication to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approvals of Olin’s shareholders; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that Olin may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of the TDCC’s chlorine products business being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with TDCC’s chlorine products business; the ability to attract and retain key personnel; prevailing market conditions; changes in economic and financial conditions of Olin and TDCC’s chlorine products business; uncertainties and matters beyond the control of management; and the other risks detailed in Olin’s Form 10-K for the fiscal year ended December 31, 2014. The forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to Olin or that Olin considers immaterial could affect the accuracy of our forward-looking statements. The reader is cautioned not to rely unduly on these forward-looking statements. Olin and TDCC undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise.

SEC Disclosure Rules  Important Notices and Additional Information In connection with the proposed transaction, Blue Cube Spinco Inc. (“Spinco”) will file a registration statement on Form S-4/S-1 containing a prospectus and Olin Corporation will file a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed by The Dow Chemical Company (“TDCC”), Spinco and Olin with the SEC at the SEC's web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by directing a written request to Olin at 190 Carondelet Plaza, Clayton, MO 63105 Attention: Investor Relations or TDCC or Spinco at The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674, Attention: Investor Relations. This communication is not a solicitation of a proxy from any investor or security holder. However, Olin, TDCC, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from shareholders of Olin in respect of the proposed transaction under the rules of the SEC. Information regarding Olin directors and executive officers is available in Olin 2014 Annual Report on Form 10-K filed with the SEC on February 25, 2015, and in its definitive proxy statement for its annual meeting of shareholders filed March 4, 2015. Information regarding TDCC’s directors and executive officers is available in TDCC’s Annual Report on Form 10-K filed with the SEC on February 13, 2015, and in its definitive proxy statement for its annual meeting of shareholders, which was filed on March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Olin to Acquire Dow Chemical's Chlorine Products

- Transaction Overview
  - Reverse Morris Trust structure
  - Total value of $5B, consisting of approximately 1) $2.2B in common stock, 2) $2B in cash and cash equivalents, and 3) $.8B in assumed debt and pension liabilities
  - Separate agreement on ethylene is additive and value-creating
  - Will create Chlorine Products leader with $7B in revenue and $1B in pre-synergy EBITDA
- Ownership
  - Dow shareholders approximately 50.5%, existing Olin shareholders approximately 49.5%
  - 80.6MM shares of "New Olin" shares to be issued, total post-close approximately 160MM
- Closing of Transaction
  - Olin shareholder vote – simple majority required
  - Customary closing conditions, relevant tax rulings and regulatory approvals
  - Closing expected to occur by year-end 2015

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Reverse Morris Trust Structure

Step 1: Split-off[1]



Non-electing S/Hs
Dow stock
Electing Dow S/Hs
DCP stock
Dow
DCP

Step 2: Merger



Non-electing S/Hs
Electing Dow S/Hs
DCP stock
Olin S/Hs
Olin stock
Dow
DCP
Olin
Merge
Merger sub

Step 3: Final result



Non-electing S/Hs
Electing Dow S/Hs
Olin S/Hs
~50.5%
~49.5%
Dow
Olin
DCP

Key considerations

- Approximately 80.6 million shares of Olin common stock issued to Dow's shareholders, which will be used to retire Dow shares via an exchange offer if Dow elects a split-off
- Transaction expected to be tax free to Dow with Olin shareholders owning approximately 49.5% of the combined equity following the merger
- Dow receives approximately $2,030mm in the form of a special cash dividend and debt retirement
- Spin-off rules/tax agreement with Dow will limit Olin equity raising/M&A activity for 2 years following spin / split

[1] Dow has option of spin-off or split-off structure for this transaction; assumed Dow elects a split-off structure for illustrative purposes

5

Strategic Benefits

- Creates Leading Producer of Chlorine Derivatives and Caustic Soda
  - Leading global chlor alkali producer with 5.6 million tons of low cost chlorine capacity
  - #1 global seller of membrane caustic soda and chlorinated organics
  - #1 global supplier of epoxy materials
  - #1 North American seller of chlorine, bleach and on-purpose hydrochloric acid (HCl)
- Olin Will Have Significant Scale and Product Diversity
  - Operations in North America, Europe, Latin America and Asia
  - Downstream Chlorine derivatives increase to 19 end uses from 3
- Strong Cash Flows and Significant Cost and Expansion Synergies
  - Long-term contracts, geographic and product portfolio diversity, and low cost operations to provide higher level of earnings stability and cash flow generation
  - Expected synergies of at least $200MM are expected by end of third year
  - Upside potential to $300MM by accessing new segments and customers

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Creates Chlorine-Based Products Leader

Top chlorine producers worldwide (kMT)



Chlorine global capacity: ~90,000 kMT
5,647
3,730
3,430
2,363
2,249
2,249
1,917
1,886
1,719
Olin + DCP[1]
DCP[1]
OXY
Formosa Plastics
DOW
Post-separation[2]
axiall
Olin
SOLVAY
Bayer

Source: CMAI 2014 average capacities in kMT

[1] Includes 50% of Dow Mitsui Chlor Alkali joint venture chlorine capacity

[2] Capacity in Brazil, Germany and Australia not in scope of transaction

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Diversified Geographic Footprint


Freeport, TX
CA, VCM, EDC
Epi/Allyl, LER, CER
BisA, Phenol/Acetone
CMP, Tric, VDC
Brine, Power
Plaquemine, LA
CA, EDC
Perc
Brine, Power
Russellville, AR
Cell assembly and maintenance
Rheinmünster, Germany
CER
Terneuzen, Netherlands
Cumene
Bécancour, QC
Niagara Falls, NY
Stade, Germany
CMP, Perc, Tric
Epi/Allyl, LER,
CER, BisA
Tacoma, WA
Henderson, NV
Pisticci, Italy
CER
Tracy, CA
Augusta, GA
Baltringen, Germany
CER
Gumi, South Korea
CER
Roberta, GA
CER
Santa Fe Springs, CA
St Gabriel, LA
Zhangjiagang, China
CER
McIntosh, AL
Charleston, TN
Guaruja, Sao Paulo, Brazil
LER, CER
Chlor–Alkali & Vinyl
Epoxy
Global Chlorinated Organics
Supporting assets

Source: Olin and Dow management

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Will Diversify Olin’s Business Mix  ~$0.64bn  $0.34bn  ~$1.0bn  +  = Dow Chlorine Products  Olin  Pro forma New Olin  2014 pro forma EBITDA by business ($bn)  Source: Olin and Dow management

Top Tier Low Cost Structure

- Stable and Low Cost Raw Materials
  - **Electricity** – 85% of the New Olin system's energy to generate electricity will come from natural gas and hydroelectric sources
  - **Salt Brine** – 80% of brine requirements will be supplied from owned and operated mines that are connected to manufacturing facilities by pipeline
  - **Ethylene** – will be supplied through a 20-year co-investor agreement with Dow that will provide New Olin with co-producer integrated economics
- Production Assets To Be Acquired
  - The Freeport, Texas and Plaquemine, Louisiana facilities are two of the lowest cost chlor-alkali facilities in the world
  - The Freeport facility is the lowest cost producer of epoxies globally
  - Further cost improvements include operational efficiencies, asset optimization, logistics and procurement savings

10

Significant Synergies

Synergies breakdown		Expected value
Logistics & procurement	■ Increased procurement efficiencies ■ Elimination of duplicate terminals and optimization of freight to terminals ■ Reduction of net acquisition cost for purchased caustic ■ Savings from trucking and rail fleet optimization ■ COGS reduction opportunities	$50mm
Operational efficiencies	■ SG&A ■ Cost optimization ■ Energy utilization	$70mm
Asset optimization	■ Consolidation of select operations and facilities across the business ■ Installation of new capacity ■ Relocation of select manufacturing processes	$80mm
Total cost synergies expected to be achieved by end of third year		$200mm
Accessing new segments and customers	■ Increased sales to new third-party customers ■ Access to new product segments	Potential upside to $300mm

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Olin Stand AlonePerformance

Company Overview    All financial data are for the 12 months ended December 31, 2014 and December 31, 2013. Data are presented in millions of U.S. dollars except for earnings per share.   Winchester  Chlor Alkali  A Leading North American Producer of Chlorine and Caustic Soda FY 2014 FY 2013Revenue: $ 1,209 $ 1,331EBITDA: $ 234 $ 306  A Leading North American Producer of Small Caliber Ammunition FY 2014 FY 2013Revenue: $ 738 $ 778EBITDA: $ 144 $ 158          Revenue: $ 2,241 $ 2,515Adj. EBITDA: $ 344 $ 425EPS (Diluted): $ 1.33 $ 2.21  Olin   FY 2014 FY 2013    Olin Corporation  A Leading Distributor of Caustic Soda and Midwest Bleach Producer FY 2014 FY 2013Revenue: $ 294 $ 406EBITDA: $ 16 $ 25  Chemical Distribution

Chlor Alkali Process  ECU = Electrochemical Unit; a unit of measure reflecting the chlor alkali process outputs of 1 ton of chlorine, 1.13 tons of 100% caustic soda and .03 tons of hydrogen.  North American Position  Percent of 2014 Revenue  #2  #1 Industrial  #1 Merchant  #1Burner Grade  51%  13%  4%  11%  20%  1%  Raw Materials   BRINE + ELECTROLYSIS = PRODUCTS Caustic Soda – 1.13 Tons  (Sodium Hydroxide)  (Potassium Hydroxide)  Bleach  (Sodium Hypochlorite)  Chlorine – 1 Ton Potassium Chloride or Sodium Chloride KOH – 1.59 Tons  HCl  (Hydrochloric Acid)  Hydrogen Gas - .03 Tons KOH or Caustic Soda Chlorine Hydrogen  #4

Growing EBITDA  Strategic AcquisitionsPioneer, 2007SunBelt JV, 2011KA Steel, 2012Investments in Less Cyclical Chlor Alkali Co-productsSodium Hypochlorite (Bleach)Hydrochloric Acid (HCl)Potassium Hydroxide (KOH)Improved Winchester ProfitabilityRelocation of Centerfire operations to MSVolume growth realized due to expanding base of sport shooters  Olin Five Year Trailing Adjusted EBITDA  123  159  259  215  251  276  309  322  13%CAGR  332  Achieving Growth Through:

Diverse Customer Base


North American Industry
Olin Corporation
Chlorine
Other 16.5%
Vinyls 40.3%
Exports 1.8%
Polycarbonates 1.8%
Chlorinated Intermediates 3.9%
Urethanes 7.3%
Pulp & Paper 0.5%
Inorganic Chemicals 5.4%
Epichlorohydrin 5.6%
Water Treatment 6.5%
Propylene Oxide 10.3%
Distribution 4.1%
Other 1.9%
Vinyls 20.4%
Urethanes 15.3%
Organic Chemicals 1.8%
Pulp & Paper 1.6%
Water Treatment 20.6%
Inorganic Chemicals 34.3%
Caustic Soda
Other 5.8%
Propylene Oxide 8.4%
Water Treatment 3.3%
Epichlorohydrin 1.4%
Inorganic Chemicals 19.7%
Exports 17.3%
Textile 2.5%
Soaps & Detergents 7.7%
Alumina 2.9%
Organic Chemicals 11.5%
Pulp & Paper 19.5%
Other 9.8%
Water Treatment 15.3%
Distribution 13.9%
Inorganic Chemicals 12.6%
Soaps & Detergents 0.4%
Textile 0.3%
Urethanes 0.3%
Organic Chemicals 14.7%
Pulp & Paper 32.7%

Source: IHS and Olin 2014 demand.
Chlorine: "Inorganics" includes: Titanium dioxide and bromine.
Caustic Soda: "Organics" includes: MDI, TDI, polycarbonates, synthetic glycerin, sodium formate, monosodium glutamate. "Inorganics" includes: titanium dioxide, sodium silicates, sodium cyanide.

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Bleach Growth is a Key Objective



Olin Bleach Historical Sales Volume (DT)
22% CAGR
2006
2007
2008
2009
2010
2011
2012
2013
2014

- Bleach sells at a premium to the ECU and, while seasonal, is not cyclical
- Olin bleach volumes have delivered steady growth since 2006
- We expect additional growth to continue as bleach railcars extend our delivery range
- In 2014, Olin converted 10% of its ECUs into higher margin bleach
- Olin has the capacity to convert 20% of its ECUs to bleach
- Olin's geographic profile and utilization of Chemical Distribution provides opportunities to further enhance volumes

17

Growing HCl Volumes

Olin HCl Historical Sales Volume *(DT)*


14% CAGR
2006
2007
2008
2009
2010
2011
2012
2013
2014

- Olin is the leading producer of burner-grade HCl with 5 production locations in North America
- Olin HCl volumes have grown steadily since 2006
- Distribution strategy is expected to increase volumes and raise netbacks
- We forecast that HCl volumes will continue to grow
- HCl continues to sell at a meaningful premium over chlorine
- Olin currently has the capacity to convert 13% of its chlorine capacity into HCl
- In 2014, Olin converted 8% of its chlorine into higher margin HCl

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EBITDA Improvement  Olin Bleach, HCl and KOH initiatives have reduced the cyclicality of the business, and at the same time, increased profit margins2014 sales of co-products represented 32% of total Chlor Alkali salesTrough EBITDA levels have improved approximately $200 million during the 2009-2010 trough period as compared to the 2002 trough period  Higher Peaks and Higher Troughs  Chlor Alkali Annual EBITDA  64  59  13  262  92  107  386  274  283  185  192  331  352  306

Chemical Distribution

- KA Steel, purchased in August 2012, established Olin as the largest caustic distributor in the U.S. with an infrastructure that provides a strong fit with Olin's chlor alkali assets:
  - Mature supply relationships
  - 90,000 tons of caustic storage in a network of 26 terminals
  - Expanded geographic coverage
  - Logistical savings through the use of a private truck fleet and barge shipments instead of shipping by rail
- With the expected growth of co-product sales and improving caustic returns, we forecast an increase in segment income of approximately $15 million in the next 2 years
- Provides scale and flexibility
- Access to new customers, regions and industry segments
- Combined network is capable of supporting higher caustic volumes and expansion of Bleach, HCl and KOH ("co-products") sales
- We expect that the Chlor Alkali business will realize $10 to $15MM of annual benefit from producing those co-products and from logistics and infrastructure cost savings

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Winchester

Products	Retail	Distributors	Mass Merchants	Law Enforcement	Military	Industrial
	Hunters & Recreational Shooters					
Rifle	✓	✓	✓	✓	✓	**N/A**
Handgun	✓	✓	✓	✓	✓	**N/A**
Rimfire	✓	✓	✓	✓	✓	✓
Shotshell	✓	✓	✓	✓	✓	✓
Components	✓	✓	✓	✓	✓	✓

Brands

Super X, Winlite, AA, Supreme Elite, Supreme

New Products

Deer Season XP, Blind Side, Varmint X, Long Beard XR Lok'd & Lethal

Winchester Strategy

- Centerfire relocation:
  - $24 million of cost savings in 2014
  - Expect $30 million of cost savings in 2015
  - Expect $35-$40 million lower annual operating costs beginning in 2016
- New product development:
  - Continue to develop new product offerings
  - Maintain reputation as a new product innovator
  - 10% of sales attributable to products developed in the past 5 years
- Provide returns in excess of cost of capital

21

Strong Correlation Between Firearms & Ammunition Sales

Data Correlations

- **U.S. Commercial Ammunition Mfr. Shipments & NICS Checks: +94%** *(1999-2013)*
- **U.S. Commercial Ammunition Mfr. Shipments & U.S. Firearms Production: +82%** *(1992-2013)*
- **NICS Checks & U.S. Firearms Production: +96%** *(1999-2013)*



Increased Gun Control Concerns
(Assault Weapons Ban/Brady Bill Enacted / Ammunition Shortage Rumors)
Concerns of Y2K-related issues
Post-9/11 Effect
Increased participation & consumer stockpiling driven by:
Price increases
Caliber-specific shortages
Political uncertainty
Personal security concerns
U.S. Commercial Ammunition Manufacturer Shipments¹
U.S. Gun Sale Background Checks (NICS)²
U.S. Firearms Production³
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

[1] Estimated based on National Shooting Sports Foundation (NSSF) Trade Statistics Program Ammunition Manufacturer Surveys, Department of Commerce U.S. Import Statistics, and internal Winchester estimates.
[2] Reflect the FBI's National Instant Criminal background check System statistics (NICS).
[3] Reflects production reported on Bureau of Alcohol, Tobacco, Firearms and Explosives' Annual Firearms Manufacturing and Export Reports. Latest data available for 2013.

22

Growing Shooting Sports Participation Has Increased Installed Base

Winchester Is Growing  We expect Winchester’s 2015 earnings to exceed 2014 earnings as a result of:Cost savings from the centerfire relocation to Oxford, MSA significant increase in the number of sport shootersPistol and rimfire ammunition demand remains robustCommercial backlog at Q4 2014 was 7 times the Q4 2011 backlogCenterfire relocation cost savings contribution to earnings expected to continue increasing from 2015 to 2017  25% CAGR  Annual EBITDA  158  69  73  78  42  36  25  49  144

Strong Balance Sheet  Year end 2014 cash balance of $257 million$72 million of CAPEX in 2014 vs. D&A expense of $139 millionDuring 2014, $128 million distributed to shareholders in the form of common stock dividends and 2.5 million common share repurchases2015 CAPEX is expected to be in the $120 to $130 million range2015 D&A expense is expected to be in the $140 to $145 million rangeNo material debt maturities until 2016, with total debt due between now and 6/1/16 of approximately $18 millionThe Olin defined benefit pension plans are frozen and remain fully funded with no contributions expected for several years

Profit Outlook

- 2014 EBITDA was $344 million
- Earnings improvements are expected in all three business segments in 2015 over 2014 results
- Chlor Alkali Products full year 2015 segment income is expected to improve compared to 2014 primarily due to higher cyclical ECU pricing and higher bleach, HCl and KOH volumes
- Chemical Distribution 2015 full year segment income is expected to improve compared to 2014 due to increased caustic soda, bleach, HCl and KOH volumes
- We expect Winchester's 2015 full year earnings to exceed 2014 earnings of $127 million, primarily due to lower operating costs associated with our new centerfire operation in Oxford, MS

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